

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2013

<u>Via E-mail</u>
Mr. John Chen
Chief Financial Officer
General Steel Holdings, Inc.
Suite 2315, Kuntai International Mansion Building
Yi No. 12, Chaoyangmenwai Ave.
Chaoyang District, Beijing, China 100020

> **Re: General Steel Holdings, Inc.**
> **Form 8-K filed December 19, 2012**
> **Amended Form 8-K filed January 8, 2013**
> **Amended Form 8-K filed January 17, 2013**
> **Amended Form 8-K filed February 1, 2013**
> **File No. 1-33717**

Dear Mr. Chen:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Mindy Hooker

Mindy Hooker
Accountant

cc: Stephen D. Brook, Esq.
Burns & Levinson LLP